Exhibit 99.2

Notice of Availability of Proxy Materials

for TRX Gold Corporation’s Annual and Special Meeting

Meeting Date and Time: Thursday, February 23, 2023, at 10:00 a.m. Toronto time

Location: 82 Richmond St. E., Toronto, Ontario M5C 1P1

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:

https://odysseytrust.com/client/trxgold/

OR

www.sedar.com

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by February 13, 2023 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedar.com.

For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via www.odysseycontact.com or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the meeting, described in detail in the Management Information Circular, are as follows:

1.	To receive and consider the consolidated audited financial statements of the Corporation, together with the auditor's report thereon, for the fiscal year ended August 31, 2022;

2.	To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

3.	To set the number of directors at six;

4.	To elect directors for the ensuing year;

5.	To approve a special resolution to amend the Articles of Incorporation to allow for meetings of the shareholders to be held at any location and manner as determined by the board of directors; and

6.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Voting

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by February 21, 2023, at 10:00 a.m., Toronto time.

Stratification

The Issuer is providing paper copies of its Management Information Circular only to those registered shareholders and beneficial shareholders that request to receive paper materials.

Annual Financial Statements

The Issuer is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.

Additional Information

If you have any questions regarding the Meeting or voting at the Meeting, please contact your broker or intermediary or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors (“Kingsdale"), at 1.888.302.5677 (toll free in North America), or at 1.416.867.2272 (collect outside North America), or by email at contactus@kingsdaleadvisors.com.